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SECURIT 09041821 ION

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SEC FILE NUMBER
8-21353

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2009
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

OFFICIAL SEAL
ROBERT KURINSKY
Notary Public - State of Illinois
My Commission Expires Jan 22, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keeley Investment Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street, Suite 1201
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John L. Keeley, Jr. (312) 786-5000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John L. Keeley Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Keeley Investment Corp.**, as of **December 31, 2008,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ROBERT KURINSKY
Notary Public - State of Illinois
My Commission Expires Jan 22, 2011

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Keeley Investment Corp.

Statement of Financial Condition
December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholders
Keeley Investment Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Keeley Investment Corp. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keeley Investment Corp. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Keeley Investment Corp.

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	506,272
Receivables from futures commission merchant and securities broker-dealer		7,225,332
Distribution and shareholder services expense reimbursement receivable		715,830
Underwriting income receivable		80,802
Deposit with clearing broker		5,000
Other assets		330,176
Total assets	$	8,863,412

Liabilities and Stockholder's Equity		
Liabilities		
Distribution and shareholder services expense payable	$	1,141,000
Employee compensation and benefits payable		503,992
Accounts payable, accrued expenses and other liabilities		374,604
		2,019,596
Stockholder's Equity		
Common stock, no par value; $10 stated value; authorized 100,000 shares; issued and outstanding 25,000 shares		2,500
Additional paid-in capital		40,675
Retained earnings		6,800,641
Total stockholder's equity		6,843,816
Total liabilities and stockholder's equity	$	8,863,412

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Keeley Investment Corp. (the Company) is a wholly-owned subsidiary of Keeley Holdings, Inc. (KHI), and KHI is a wholly-owned subsidiary of Joley Corp. (the Parent Company), the parent company of the Company, Keeley Asset Management Corp. (KAMCO), an SEC registered investment adviser, and KHI. The Parent Company thus controls the Company, KAMCO, and KHI.

Keeley Investment Corp. (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company is also registered as an introducing broker with the National Futures Association. The Company introduces its customers to a clearing broker on a fully disclosed basis. The Company also engages in principal sales and trading of equity securities. The Company may enter into transactions in derivative financial instruments, including futures and options, in order to facilitate its trading activities.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Revenue recognition: Commission income and related expenses from customer transactions are recorded on a trade date basis. Distribution and underwriting income are recorded on the accrual basis.

Income taxes: The Company has elected to be treated as a qualified subchapter "S" subsidiary under the Internal Revenue Code. Stockholders of the parent company of a subchapter "S" subsidiary are required to include their proportionate share of each subsidiary's income in their individual federal and state income tax returns. The Company is required to pay an Illinois Replacement Tax of 1.5 percent of taxable income. As the ultimate payment of the Illinois Replacement Tax is remitted by the Parent Company, the Company has recorded an inter-company payable to remit its share of Illinois Replacement Tax to KHI, which will in turn remit payment to the parent Company.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers money market funds to be cash equivalents.

Recent accounting pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Note 1. Nature of Business and Significant Accounting Policies (continued)

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Transactions with Related Parties

The Company provides office space and services to KAMCO, its affiliated SEC registered investment advisor.

The Company is the distributor of a family of affiliated mutual funds, the Keeley Funds, Inc. (the Funds). The Company receives fees from the Funds pursuant to an approved Rule 12b-1 distribution plan. In addition, the Company receives 0.50 percent of all sales made with a front-end sales charge.

The Company also provides brokerage services to the Funds.

On August 21, 2008, the Funds' Board of Directors approved a shareholder servicing plan effective October 1, 2008, under which the Company is the shareholder servicing agent for the Funds. Pursuant to this plan, the Company receives a monthly fee at the annual rate of 0.05 percent of the Funds' average daily net assets for shareholder services.

Note 3. Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which requires additional disclosures about the Company's assets and liabilities that are measured at fair value. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity for disclosure purposes. Beginning in January 2008, assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their value.

Note 3. Fair Value Measurements (continued)

Hierarchical levels, as defined in SFAS No. 157 and directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities are as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

In accordance with the disclosure requirements of SFAS No. 157, the Company carried $6,024,919 in money market mutual funds, which is included in receivables from futures commission merchant and securities broker-dealer in the statement of financial condition, as of December 31, 2008. The Company considers these to be Level 1 assets. The Company did not hold any Level 2 or Level 3 assets during the year ended December 31, 2008.

Note 4. Bank Line of Credit

The Company had an unsecured letter of credit of $50,000 that matures on January 31, 2010. The beneficiary of the letter is National Financial Services Corp., the Company's clearing broker-dealer.

Note 5. Commitments and Contingencies

The Company has lease agreements for its office facilities which expire on varying dates through October 31, 2012, noncancelable through October 31, 2009. The lease payments include rent, some utilities and real estate taxes. The future minimum rental commitments under these agreements are as follows.

Years ending December 31:		
2009	$	214,194
2010		220,273
2011		226,535
2012		193,342
	$	854,344

Note 5. Commitments and Contingencies (continued)

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Parent Company, KAMCO, and KHI have pledged their assets as collateral on a senior secured credit facility (the Facility), under which KHI is the primary borrower. The Parent Company, KAMCO, and KHI are also guarantors and their assets serve as collateral for the Facility. Additionally, the stock of the Company, the Parent Company, KHI and KAMCO serve as collateral for the Facility.

Note 6. Employee Benefit Plans

The Company has a defined contribution profit sharing plan which covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. Contributions made by the Company vest based upon eligible years of service with a 25 percent vesting after one year and 100 percent vesting occurring in the third year.

The Company also has a 401(k) plan which covers substantially all full-time employees. The Company makes matching contributions up to 6 percent of compensation not to exceed a stated maximum.

Note 7. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security and can create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received. While the Company has no obligations resulting from short sales at December 31, 2008, the Company did engage in short sales during the year.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

Securities owned may be used as collateral by the clearing broker for amounts owed to such clearing broker.

The clearing and depository operations for the Company's security transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2008, $6,024,919 of money market funds is reflected in the receivables from futures commission merchant and securities broker dealer in the statement of financial condition. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

Note 7. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company is engaged in various trading activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company is engaged in brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to futures transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $5,571,692 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.